UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-170217

TEXAS INDUSTRIES, INC.

and each Subsidiary Guarantor

listed in Annex A hereto

(Exact name of registrant as specified in its charter)

2710 Wycliff Road

Raleigh, North Carolina 27607

(919) 781-4550

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$1.00 par value Common Stock

9 1⁄4% Senior Notes due 2020

Guarantees of 9 1⁄4% Senior Notes due 2020

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

$1.00 par value Common Stock: One (1)

9 1⁄4% Senior Notes due 2020: Fifty-five (55)

Guarantees of 9 1⁄4% Senior Notes due 2020: Zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, Texas Industries, Inc. and each subsidiary guarantor listed in Annex A hereto have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TEXAS INDUSTRIES, INC.

Date: July 14, 2014	By:	/s/ Roselyn R. Bar
	Name:	Roselyn R. Bar
	Title:	Vice President and Secretary

BROOK HOLLOW PROPERTIES, INC.

BROOKHOLLOW CORPORATION

BROOKHOLLOW OF ALEXANDRIA, INC.

BROOKHOLLOW OF VIRGINIA, INC.

CALIFORNIA NATURAL AGGREGATES, INC.

CREOLE CORPORATION

PARTIN LIMESTONE PRODUCTS, INC.

RIVERSIDE CEMENT COMPANY

RIVERSIDE CEMENT HOLDINGS COMPANY

TEXAS INDUSTRIES HOLDINGS, LLC

TEXAS INDUSTRIES TRUST

TXI AVIATION, INC.

TXI CALIFORNIA INC.

TXI CEMENT COMPANY

TXI LLC

TXI OPERATING TRUST

TXI POWER COMPANY

TXI RIVERSIDE INC.

TXI TRANSPORTATION COMPANY

SOUTHWESTERN FINANCIAL CORPORATION

By:	/s/ Roselyn R. Bar
Name:	Roselyn R. Bar
Title:	Vice President and Secretary

TXI OPERATIONS, L.P.
By:	TXI Operating Trust
General Partner of TXI Operations, L.P.
By:	/s/ Roselyn R. Bar
Name:	Roselyn R. Bar
Title:	Vice President and Secretary of TXI Operating Trust

Annex A

Name, Address and Telephone Number[1]	State or Other Jurisdiction of Incorporation or Formation	Commission File Number
Brook Hollow Properties, Inc.	Texas	333-170217-20
Brookhollow Corporation	Delaware	333-170217-21
Brookhollow of Alexandria, Inc.	Louisiana	333-170217-19
Brookhollow of Virginia, Inc.	Virginia	333-170217-18
California Natural Aggregates, Inc. (f/k/a Pacific Custom Materials, Inc.)	California	333-170217-16
Creole Corporation	Delaware	333-170217-17
Partin Limestone Products, Inc.	California	333-170217-14
Riverside Cement Company	California	333-170217-15
Riverside Cement Holdings Company	Delaware	333-170217-13
Texas Industries Holdings, LLC	Delaware	333-170217-11
Texas Industries Trust	Delaware	333-170217-10
TXI Aviation, Inc.	Texas	333-170217-09
TXI California Inc.	Delaware	333-170217-08
TXI Cement Company	Delaware	333-170217-07
TXI LLC	Delaware	333-170217-06
TXI Operating Trust	Delaware	333-170217-05
TXI Operations, L.P.	Delaware	333-170217-04
TXI Power Company	Texas	333-170217-03
TXI Riverside Inc.	Delaware	333-170217-02
TXI Transportation Company	Texas	333-170217-01
Southwestern Financial Corporation	Texas	333-170217-12

[1]	The address and principal executive offices for each of these additional registrants is 2710 Wycliff Road, Raleigh, North Carolina, 27607. Their telephone number is (919) 781-4550.